SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2004

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
ICOS Vision Systems Corporation NV	Jody Burfening/Carolyn Capaccio
Tel: 32 16 398 220	Lippert/Heilshorn & Associates, Inc.
Investor.relations@icos.be	212-838-3777 (ext. 6608)

ICOS VISION SYSTEMS ANNOUNCES APPEALS COURT DECISION IN

SCANNER TECHNOLOGIES PATENT INFRINGEMENT LAW SUIT

Heverlee, Belgium - April 29, 2004 - ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a world leader in vision solutions, today announced that the United States Court of Appeals for the Federal Circuit reversed the summary judgment decision of the United States District Court, Southern District of New York in favor of ICOS in Scanner Technologies’ patent litigation against ICOS.

The Appeals Court addressed a narrow issue of patent claim construction, ruling that a literal reading of Scanner Technologies’ patents at issue covered 3-D BGA inspection systems with more than one light source, and remanded the case to the District Court for further proceedings based upon this new construction. The District Court had previously ruled that the claims covered inspection systems with only one light source. The Appeals Court ruling did not address whether any of ICOS’ products infringed any valid patent claims of Scanner Technologies.

The parties had previously entered into a settlement agreement relating to ICOS’ 3-D BGA inspection systems that contained a single light source. This settlement covered a majority of the alleged infringing systems that ICOS had sold within the United States. In connection with that settlement, ICOS made a lump sum payment of approximately EUR 340,000. The remaining products sold by ICOS in the United States, containing two light sources, are the subject of the ongoing litigation.

ICOS believes that it continues to have meritorious defenses to Scanner’s allegations. Moreover, as sales of the alleged infringing product within the United States have been limited, ICOS does not believe that the decision of the Appeals Court will have a significant impact on the Company, other than legal expenses and the time and attention of management. However, if ICOS is unable to prevail in the litigation, it would be precluded from selling infringing products into the U.S. absent a license. ICOS plans to continue to vigorously defend its interests.

Anton DeProft, president and chief executive officer of ICOS Vision Systems, commented, “We are disappointed with this decision, but note that the ruling was on a very narrow issue of claim construction, and involved a relatively limited number of systems we sold. We continue to believe that we do not infringe any valid patents of Scanner Technologies and intend to continue to vigorously defend our rights.”

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in the electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release are forward-looking statements including statements about ICOS’ plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding the anticipated outcome and impact of the continuing litigation with Scanner Technologies. However, litigation is unpredictable and, as a result, there can be no guaranty that ICOS will be successful in the defense of this case. ICOS cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. ICOS expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in ICOS’ expectations or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: April 29, 2004	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President